FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item
1	Translation of letter to the Buenos Aires Stock Exchange dated July 12, 2012

Item 1

TRANSLATION

Autonomous City of Buenos Aires, July 12, 2012

To the
Bolsa de Comercio de Buenos Aires
 (Buenos Aires Stock Exchange)

Ref.: Relevant Fact. Change in
Senior Management Structure of YPF S.A.

Dear Sirs:

The purpose of this letter is to comply with the requirements of the current regulation and inform you that a change has occurred in the Senior Management structure of YPF S.A.

 I hereby inform you that Mr. Teodoro Marcó has submitted his resignation from his position as Director of Industrial Subsidiaries of YPF S.A.

Yours faithfully,

Gabriel E. Abalos
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima
Date: July 13, 2012	By:	/s/ Gabriel E. Abalos
	Name: Title:	Gabriel E. Abalos Market Relations Officer